CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Senior Notes	$500,000,000	$58,050

PROSPECTUS Dated January 23, 2009	Pricing Supplement Number: 5076 Filed Pursuant to Rule 424(b)(3)
PROSPECTUS SUPPLEMENT Dated January 23, 2009	Dated June 20, 2011 Registration Statement: No. 333-156929

GENERAL ELECTRIC CAPITAL CORPORATION

GLOBAL MEDIUM-TERM NOTES, SERIES A

(Senior Unsecured Fixed Rate Notes)

Investing in these notes involves risks. See “Risk Factors” in Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2010 filed with the Securities and Exchange Commission.

Issuer:	General Electric Capital Corporation
Trade Date:	June 20, 2011
Settlement Date (Original Issue Date):	June 23, 2011
Maturity Date:	June 30, 2015
Principal Amount:	US $500,000,000
Price to Public (Issue Price):	99.847%
Agents Commission:	0.250%
All-in Price:	99.597%
Net Proceeds to Issuer:	US $497,985,000
Reoffer Yield:	2.415%
Interest Rate Per Annum:	2.375%
Interest Payment Dates:	Semi-annually on the 30th day of each June and December, commencing December 30, 2011 and ending on the Maturity Date
Day Count Convention:	30/360, Following Unadjusted
Denominations:	Minimum of $1,000 with increments of $1,000 thereafter
Call Notice Period:	None
Put Dates (if any):	None
Put Notice Period:	None
CUSIP:	36962G 5F7
ISIN:	US36962G5F70
Common Code:	064229699

Filed Pursuant to Rule 424(b)(3)
Dated June 20, 2011
Registration Statement No. 333-156929

Plan of Distribution:

The Notes are being purchased by Citigroup Global Markets Inc. (the “Underwriter”), as principal, at 99.847% of the aggregate principal amount less an underwriting discount equal to 0.250% of the principal amount of the Notes.

Institution Lead Manager:	Commitment
Citigroup Global Markets Inc.	$500,000,000

The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

Additional Information

General

At the quarter ended March 31, 2011, we had outstanding indebtedness totaling $384.124 billion, consisting of notes payable within one year, senior notes payable after one year and subordinated notes payable after one year, and excluding bank deposits and non-recourse borrowings of consolidated securitization entities. The total amount of outstanding indebtedness at March 31, 2011, excluding subordinated notes and debentures payable after one year, was equal to $372.264 billion.

Consolidated Ratio of Earnings to Fixed Charges

The information contained in the Prospectus under the caption “Consolidated Ratio of Earnings to Fixed Charges” is hereby amended in its entirety, as follows:

Year Ended December 31,					Three Months Ended
2006	2007	2008	2009	2010	March 31, 2011
1.66	1.59	1.24	0.85	1.13	1.60

For purposes of computing the consolidated ratio of earnings to fixed charges, earnings consist of net earnings adjusted for the provision for income taxes, noncontrolling interests, discontinued operations and undistributed earnings of equity investees.

Fixed charges consist of interest and discount on all indebtedness and one-third of rentals, which we believe is a reasonable approximation of the interest factor of such rentals.

CAPITALIZED TERMS USED HEREIN WHICH ARE DEFINED IN THE PROSPECTUS SUPPLEMENT SHALL HAVE THE MEANINGS ASSIGNED TO THEM IN THE PROSPECTUS SUPPLEMENT.